CONFIDENTIAL TREATMENT REQUESTED BY COUPA SOFTWARE INCORPORATED. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

September 8, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Maryse Mills-Apenteng Ivan Griswold Craig Wilson David Edgar

Re:	Coupa Software Incorporated Registration Statement on Form S-1 Filed September 8, 2016 File No. 333-213546

Ladies and Gentlemen:

We are submitting this letter on behalf of Coupa Software Incorporated (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on September 8, 2016 (the “Registration Statement”).

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CONFIDENTIAL TREATMENT REQUESTED BY COUPA SOFTWARE INCORPORATED

Securities and Exchange Commission

September 8, 2016

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The purpose of this letter is to notify the Staff that, based on current market conditions, the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share. We are providing this information in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations.

This price range was determined based, in large part, on discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters for the initial public offering that took place on September 6, 2016. Prior to September 6, 2016, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The price range noted above is subject to further revision based on market conditions, business developments and other factors. The Company expects to implement a reverse stock split and reflect such split in the same pre-effective amendment to the Registration Statement that includes the estimated preliminary price range; however, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

On March 25, 2016, in response to prior comment 19 from your letter dated March 14, 2016, the Company provided the Staff with supplemental information regarding stock options granted between February 1, 2015 and March 25, 2016. Since March 25, 2016, the Company has granted stock options with the following exercise prices and related information.

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share
May 24, 2016	2,215,803	$2.09	$2.09
August 24, 2016	1,044,000	$2.65	$2.65
September 8, 2016	5,675,546	$3.26	$3.26

As described beginning on page 72 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on page 72 of the Registration Statement, the status of the Company’s progress toward an initial public offering and the most recent valuation report prepared by a third-party valuation specialist. The Board, as applicable, also determines that the

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CONFIDENTIAL TREATMENT REQUESTED BY COUPA SOFTWARE INCORPORATED

Securities and Exchange Commission

September 8, 2016

assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

At the time the May 24, 2016 grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $2.09 per share. The Board based its determination of the fair value of the Company’s common stock on numerous objective and subjective factors, including those described on page 72 of the Registration Statement and on the valuation report that the Company received in May 2016 from its third-party valuation specialist, which concluded that, as of April 30, 2016, the fair market value of the Company’s common stock was $2.09 per share.

At the time the August 24, 2016 grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $2.65 per share. The Board based its determination of the fair value of the Company’s common stock on numerous objective and subjective factors, including those described on page 72 of the Registration Statement and on the valuation report that the Company received in August 2016 from its third-party valuation specialist, which concluded that, as of July 31, 2016, the fair market value of the Company’s common stock was $2.65 per share.

At the time the September 8, 2016 grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $3.26 per share. The Board based its determination of the fair value of the Company’s common stock on numerous objective and subjective factors, including those described on page 72 of the Registration Statement and on the valuation report that the Company received in September 2016 from its third-party valuation specialist (the “Valuation Report”), which concluded that, as of September 1, 2016, the fair market value of the Company’s common stock was $3.26 per share.

The Company believes the difference between $[***], the midpoint of the estimated initial public offering price range, and $3.26, the determined fair value of the Company’s common stock per share as of September 8, 2016, is the result of the following factors:

•	The estimated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created as of the beginning of [***], and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of September 8, 2016 due to the possibility that the Company would not complete an initial public offering.

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board.

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CONFIDENTIAL TREATMENT REQUESTED BY COUPA SOFTWARE INCORPORATED

Securities and Exchange Commission

September 8, 2016

The Company believes the factors noted above were the primary factors, but other reasons for the difference between the midpoint of the estimated initial public offering price range and the determined fair value of the Company’s common stock per share as of September 8, 2016 include:

•	Differences in the comparable companies examined by the underwriters in their comparable company analysis as compared to the companies examined in the Valuation Report considered by the Board. While seven companies overlapped, the underwriters examined 12 companies that the Valuation Report did not examine, and the Valuation Report examined 14 companies that the underwriters did not examine.

•	The Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the initial public offering.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current estimated price range.

The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as [***]. The bona fide offering price range will be narrower than, but is expected to be within, the price range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

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CONFIDENTIAL TREATMENT REQUESTED BY COUPA SOFTWARE INCORPORATED

Securities and Exchange Commission

September 8, 2016

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this letter.

Very truly yours,

/s/ Richard C. Blake

Richard C. Blake, Esq.

cc:	Todd Ford

Jonathan Stueve

Coupa Software Incorporated

Daniel E. O’Connor

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum

Davis Polk & Wardwell LLP

Mark Fernandez

Ernst & Young LLP

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CONFIDENTIAL TREATMENT REQUESTED BY COUPA SOFTWARE INCORPORATED